NO ACT

PE
12/13/2011

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

12025388

Received SEC
JAN 06 2012
Washington, DC 20549

January 6, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-6-12

Karen B. Woods
Krieg Devault
kwoods@kdlegal.com

Re: MainSource Financial Group, Inc.
Incoming letter dated December 13, 2011

Dear Ms. Woods:

This is in response to your letters dated December 13, 2011 and December 16, 2011 concerning the shareholder proposal submitted to MainSource by Denis O'Callaghan. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Denis O'Callaghan

FISMA & OMB Memorandum M-07-16

January 6, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: MainSource Financial Group, Inc.
Incoming letter dated December 13, 2011

The proposal relates to political contributions.

There appears to be some basis for your view that MainSource may exclude the proposal under rule 14a-8(b). We note your representation that the proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if MainSource omits the proposal from its proxy materials in reliance on rule 14a-8(b). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which MainSource relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

KRIEG|DEVAULT℠

WWW.KRIEGDEVAULT.COM

December 16, 2011

Karen B. Woods
Direct Dial: (317) 238-6246
E-mail: kwoods@kdlegal.com

Via E-mail Only – shareholderproposals@SEC.GOV

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: MainSource Financial Group, Inc.
Shareholder Proposal Submitted by Mr. Denis O'Callaghan

Ladies and Gentlemen:

Enclosed please find a copy of the letter received on November 4, 2011 by MainSource Financial Group, Inc., from shareholder Denis O'Callaghan. The text of this letter is also enclosed in the request for no action submitted by MainSource to the SEC on December 13, 2011.

If you have any questions about the enclosed or need any further information, of course, please let me know.

Sincerely,

Karen B. Woods

Enclosure

KD_3818620_1.DOCX

From

FISMA & OMB Memorandum M-07-16

November 4, 2011

To the Corporate Secretary

MainSource Financial Group

2105 North State Road 3 Bypass

Greensburg

IN 47420

Dear Sir

I, Denis O'Callaghan, of ***FISMA & OMB Memorandum M-07-16*** a shareholder in your company with 176 shares hereby request that you place the following item on ttthe ballot for the next company meeting for shareholders to vote on:

"The Corporation nor its officers shall not make any political contributions whatsoever, nor shall they employ any political lobbyists"

I am taking this action because I do not like my dividends being given out as political contributions nor do I approve of corporations buying the influence and votes of elected officials which may be contrary to my intent in electing them in the first place.

Kindly give this matter your immediate attention,

Respectfully yours,

Denis O'Callaghan

Denis O'Callaghan

KRIEG | DEVAULT℠

WWW.KRIEGDEVAULT.COM

December 13, 2011

Karen B. Woods
Direct Dial: (317) 238-6246
E-mail: kwoods@kdlegal.com

Via FedEx

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: MainSource Financial Group, Inc.
Shareholder Proposal Submitted by Mr. Denis O'Callaghan

Ladies and Gentlemen:

On behalf of MainSource Financial Group, Inc. (the "Company"), enclosed are six (6) copies of the letter dated December 13, 2011, explaining why the Company believes that it may exclude a shareholder proposal from its proxy soliciting materials relating to the 2012 annual meeting, including the Company's request that the Commission issue a no-action letter to this effect

As an acknowledgement of the receipt of the enclosed items, please file-stamp the enclosed extra copy of this letter and return it to the undersigned in the stamped, self-addressed envelope provided.

We appreciate your assistance in this matter. If any member of the Staff has any questions or requires additional information, please contact the undersigned at 317.238.6246.

Very truly yours,

Karen B. Woods

Enclosures

cc: Archie Brown, President and CEO of MainSource Financial Group, Inc.
Philip A. Frantz, Director, Chairman of the Nominating and
Corporate Governance Committee

December 13, 2011

Karen B. Woods
Direct Dial: (317) 238-6246
E-mail: kwoods@kdlegal.com

Via FedEx

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: MainSource Financial Group, Inc.
Shareholder Proposal Submitted by Mr. Denis O'Callaghan

Ladies and Gentlemen:

We are writing on behalf of our client, MainSource Financial Group, Inc., an Indiana corporation (the "Company"), with respect to a shareholder proposal and related supporting statement submitted to the Company by Mr. Denis O'Callaghan ("Mr. O'Callaghan") for inclusion in the Company's proxy statement and form of proxy in connection with its 2012 annual meeting of shareholders. In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of the Company to notify the Commission of the Company's intention to exclude Mr. O'Callaghan's proposal and related supporting statement from the Company's proxy materials relating to its 2012 annual meeting of shareholders.

Mr. O'Callaghan submitted his proposal and related supporting statement by letter received by the Company on November 4, 2011. The following is the text of the proposal:

> "The Corporation nor its officers shall not make any political contributions whatsoever, nor shall they employ any political lobbyists."
>
> In support of the proposal Mr. O'Callaghan included the following statement:
>
> "I am taking this action because I do not like my dividends given out as political contributions nor do I approve of corporations buying the influence and votes of elected officials which may be contrary to my intent in electing them in the first place."

The Company believes that the proposal and the supporting statement may be properly excluded from the Company's 2012 proxy materials on each of the following, separately sufficient grounds:

1. Mr. O'Callaghan does not hold at least $2,000 in market value, or 1%, of the Company's securities as required by Rule 14a-8(b)(1) of the Exchange Act. In his letter, Mr. O'Callaghan indicates that he owns 176 shares of common stock. The highest selling price during the sixty (60) calendar days before Mr. O'Callaghan submitted his proposal[1] was $9.99, occurring on October 31, 2011. Therefore, with 176 shares, Mr. O'Callaghan's investment is valued at $1,758.24. Additionally, there are currently approximately 20.2 million shares of stock of the Company issued and outstanding and entitled to vote at the Company's 2012 annual meeting of shareholders. Mr. O'Callaghan's shares represent less than 1% of that number.

2. Mr. O'Callaghan has not provided the Company with a written statement that he intends to hold the securities through the date of the 2012 annual meeting of shareholders as required by Rule 14a-8(b)(2).[2]

The Company notified Mr. O'Callaghan of these procedural issues by letter dated November 16, 2011, as required by Rule 14a-8(f), and Mr. O'Callaghan responded acknowledging the procedural issues on November 20, 2011. Copies of the Company's letter and Mr. O'Callaghan's letters are attached to this no-action request.

---

[1] Mr. Callaghan's proposal was received on November 4, 2011. Thus, the sixty (60) day period for purposes of this determination is the period from September 5, 2011 through November 3, 2011.

[2] In addition to the procedural objections which are dispositive of this matter, Mr. O'Callaghan's proposal is excludable for the following substantive reasons: (A) the proposal is excludable under Rule 14a-8(i)(2), as corporate implementation of a prohibition against charitable contributions by individuals could violate such individuals' rights to free speech; (b) the proposal is excludable under Rule 14a-8(i)(1) and (7), in that the proposal deals with a matter relating to the Company's ordinary business operations which, by state law, are solely with the purview of the Board of Directors (see Ind. Code § 23-1-33-1); and (c) the proposal is excludable because it is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail (see *Dyer v. Sec. & Exch. Comm'n*, 287 F.2d 773, 781 (8th Cir. 1961) (citing, with approval, an opinion of the Commission)).

In view of the foregoing, we request, on behalf of the Company, that the Staff confirm it will not recommend enforcement action if the proposal and the supporting statement identified herein are excluded from the Company's 2012 proxy materials.

Very truly yours,

Karen B. Woods

cc: Archie Brown, President and CEO of MainSource Financial Group, Inc.
Philip A. Frantz, Director, Chairman of the Nominating and Corporate Governance Committee

FILE COPY

KRIEG | DEVAULT℠

WWW.KRIEGDEVAULT.COM

November 16, 2011

Karen B. Woods
Direct Dial: (317) 238-6246
E-mail: kwoods@kdlegal.com

VIA CERTIFIED MAIL AND US MAIL

Mr. Denis O'Callaghan

*** FISMA & OMB Memorandum M-07-16 ***

RE: MainSource Financial Group, Inc.
Shareholder Proposal

Dear Mr. O'Callaghan:

I am writing in response to your correspondence dated November 4, 2011, addressed to the Corporate Secretary of MainSource Financial Group, Inc. (the "Company"), received on November 10, 2011, regarding your proposal concerning political contributions and the employment of political lobbyists. The Company appreciates your concerns and intends to fully consider your proposal.

However, before the Company can process your proposal, it must confirm that the eligibility and procedural requirements of Rule 14a-8 under the Securities Exchange Act of 1934 (the "Rule") are satisfied. A copy of the Rule is enclosed for your review.

The Rule requires that shareholders requesting a company to include a proposal in its proxy statement meet the following requirements:

- as of the date the proposal is submitted, the shareholder must have continuously held at least $2,000 in market value, or 1% of the company's securities, for at least one year;

- the shareholder must be the registered holder of the securities (meaning that the shareholder's name must be in the company's records as a shareholder), or the shareholder must prove eligibility by submitting a written statement from the record holder of the securities (typically a broker or a bank) verifying that, at the time the proposal was submitted, the shareholder continuously held the securities for at least one year; and

Certified Article Number
7196 9008 9111 2738 3313
SENDERS RECORD

- the shareholder must provide the company with a written statement that the shareholder intends to continue to hold the securities through the date of the meeting of shareholders.

As required by the Rule, please send us proof of your ownership of the shares for the required period, proof of your satisfaction of the minimum ownership requirements for that period, and a statement of your intent to hold the securities through the date of the meeting of the shareholders. Such proof and statement must be submitted within *14 calendar days* of your receipt of this letter. Ownership documentation may be sent to me by US Mail at the address on the first page of this letter, by email at kwoods@kdlegal.com, or by facsimile to (317) 636-1507.

Should you require additional information, or if you would like to discuss this matter, please call me at (317) 238-6246.

Sincerely,

Karen B. Woods

Enclosure

cc: Archie Brown, President and CEO of MainSource Financial Group, Inc.
Philip A. Frantz, Director, Chairman of the Nominating and Corporate Governance Committee

KD_3755506_1.DOCX

*** FISMA & OMB Memorandum M-07-16 ***

November 20, 2011

To Karen B. Woods

Krieg DeVault

One. Indiana Square, Suite2800

Indianapolis, IN 46204-2079

Dear Ms. Woods :

Thank you for your letter of the 16th of this month regarding my stockholder proposal for Main Source Financial Group. On examining my records I find out that I have exactly 176 shares, which presently have a market value of approximately $1600. This would disqualify me from placing your proposal under section C, rule 14, a -8 of the Security Exchange Act of 1934.

Thank you for your attention to this matter and for the enclosure, which greatly clarified the rules on this procedure.

Sincerely yours,

Denis O 'Callaghan

O